Exhibit 99.3

Deloitte & Touche LLP 50 South 6th Street Suite 2800 Minneapolis, MN 55402-1538 USA Tel: +1 612 397 4000 Fax: +1 612 397 4450 www.deloitte.com

LETTER TO SECURITIES COMMISSIONS: NOTICE OF
CHANGE OF AUDITORS—SUCCESSOR

August 14, 2019

To British Columbia Securities Commission,
Alberta Securities Commission,
Financial and Consumer Affairs Authority of Saskatchewan,
The Manitoba Securities Commission,
Ontario Securities Commission,
Autorité des marchés financiers (Québec),
Financial and Consumer Services Commission (New Brunswick),
Nova Scotia Securities Commission,
Office of the Superintendent of Securities, Service Newfoundland & Labrador, and
Office of the Superintendent of Securities, Government of Prince Edward Island:

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of PolyMet Mining Corp. dated August 9, 2019 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statements (1) to (2) and we have no basis to agree with statements (3) to (4) contained in the Notice.

Yours very truly,